Exhibit 99.1

Virax Biolabs Reports Positive Early Clinical Data for ViraxImmune™ in Long COVID and Related Post-Acute Infection Syndromes

LONDON, May 26, 2026 /PRNewswire/ - Virax Biolabs Group Limited (NASDAQ: VRAX) (“Virax” or the “Company”) today reported positive early pilot performance data for ViraxImmune™, its blood-based test in development for Long COVID, myalgic encephalomyelitis/chronic fatigue syndrome (“ME/CFS”) and related post-acute infection syndromes (“PAIS”). In the pilot dataset, ViraxImmune™ demonstrated measurable separation between PAIS patients and healthy controls, achieving 88% specificity and 92% positive predictive value (“PPV”) — early performance metrics that Virax believes support continued development and advancement into larger clinical validation.

Based on estimates derived from CDC, the RECOVER Initiative and other peer-reviewed and public-health sources, Virax estimates that up to 21 million adults in the United States may currently be living with Long COVID and related PAIS conditions, with approximately 2.5 million new cases estimated each year. Virax believes this represents a significant potential U.S. testing opportunity in an area where many patients are often assessed through symptoms and exclusion, rather than objective immune biomarkers of the type ViraxImmune™ is being developed to assess.

Highlights:

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In the pilot dataset, ViraxImmune™ demonstrated measurable separation between PAIS patients and healthy controls and achieved 88% specificity and 92% positive predictive value (“PPV”).
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ViraxImmune™ has now been evaluated in more than 120 subjects in the Company’s ongoing UK clinical study in Long COVID, ME/CFS and related post-acute infection syndromes.
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Virax is preparing for its next major development milestone: a larger clinical validation analysis involving previously collected samples from 300 additional participants, with analysis expected to begin in Q4 2026 and results expected in Q1 2027.
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Findings support continued advancement toward Virax’s intended U.S. market-entry strategy: an initial PAIS-focused U.S. Laboratory Developed Test (“LDT”) route, with broader in vitro diagnostic (“IVD”) development planned over time.

If validated in larger studies, ViraxImmune™ could become one of the first objective immune-profiling approaches developed specifically for Long COVID, ME/CFS and related post-acute infection syndromes. Virax believes this approach could support a differentiated diagnostic strategy in an area of significant unmet need, with potential applications in patient stratification, clinical decision-making~~,~~ longitudinal monitoring and therapeutic development.

“These early pilot data mark an important step in the development of ViraxImmune™ as a potential objective immune-profiling test for Long COVID, ME/CFS and related post-acute infection syndromes,” said James Foster, Chairman and Chief Executive Officer of Virax Biolabs. “The observed separation between patients and healthy controls, together with encouraging early performance metrics, supports our confidence that ViraxImmune™ has the potential to address a major unmet diagnostic need as we advance toward our planned U.S. LDT-first route to market.”

“Patients with Long COVID, ME/CFS and related post-acute infection syndromes often face lengthy diagnostic journeys and limited objective testing options,” said Dr. Sean Knight, MD, PhD, Principal Investigator at the Lydia Becker Institute of Immunology and Inflammation, University of Manchester, and Consultant Respiratory Physician at Northern Care Alliance NHS Foundation Trust. “Objective immune profiling may help improve how these patients are assessed, stratified and monitored over time. These early pilot findings are encouraging and support further clinical validation of ViraxImmune™.”

Virax will host an investor webcast on May 26, 2026, at 4:15 p.m. ET to review the early ViraxImmune™ dataset, discuss the clinical and commercial implications of the findings, and outline the Company’s planned path toward larger clinical validation, assay finalization and U.S. market entry. Interested parties may register for the webcast at this link. A replay will be made available following the event.

ViraxImmune™ is in development and is not approved for diagnostic use in any jurisdiction. The VRX003 observations are preliminary and are intended to inform ongoing assay development and future clinical validation planning.

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is a biotechnology company focused on the detection of immune responses to and diagnosis of viral diseases. The Company is developing T cell-based test technologies intended to support an immunology profiling platform. T cell testing may have applications in post-acute infection syndromes, including Long COVID, and other chronic conditions linked to immune dysregulation.

For more information, please visit www.viraxbiolabs.com

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.

In evaluating these forward-looking statements, you should consider various factors, including: our ability to keep pace with new technology and changing market needs; potential for clinical trials to deliver statistically and/or clinically significant evidence of efficacy and/or safety, failure of preliminary, interim or top-line data to accurately reflect the complete results of a trial, failure of planned or ongoing preclinical and clinical studies to demonstrate expected results, potential failure to continue to secure FDA and other regulators’ agreement on the regulatory path for ViraxImmune™ or other potential products; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us.

These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the “Risk Factors” section of Virax’s Annual Report on Form 20-F for the year ended March 31, 2025. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions.

Company Contact:

Virax Biolabs Group Limited
Phone: +44 020 7788 7414
Email: info@viraxbiolabs.com

Investor Contact:

Dave Gentry, CEO
RedChip Companies, Inc.
Phone: 1-407-644-4256
Email: VRAX@redchip.com